UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	001-14157
Washington, D.C. 20549
FORM 12b-25	CUSIP NUMBER 879433100
NOTIFICATION OF LATE FILING

(Check one):  ☐Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form N-SAR  ☐ Form  N-CSR

For Period Ended:  March 31, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
PART I — REGISTRANT INFORMATION
Telephone and Data Systems, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
30 North LaSalle Street
Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60602
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on  Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the quarter ended March 31, 2006 could not be filed within the prescribed time period is set forth on Attachment A hereto.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	D. Michael Jack	608	664-8316
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes  ☐  No ☒     Form 10-K for the year ended December 31, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                                                                                                Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year to date period ended March 31, 2006 and a comparison of such results to a summary of the tentative results of operations for the same period ended March 31, 2005, as restated, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B. However, until the Form 10-Q for the quarter ended March 31, 2006 is filed, there can be no assurance that the final results will not differ materially from such tentative results.

Telephone and Data Systems, Inc.
(Name of Registrant as Specified in Charter)

Date:	May 10, 2006	By:	/s/ D. Michael Jack
D. Michael Jack Senior Vice President and Corporate Controller (Principal Accounting Officer)

Attachment A

PART III — NARRATIVE

Telephone and Data Systems, Inc. (“TDS”) and its subsidiary, United States Cellular Corporation (“U.S. Cellular”) are unable to file timely quarterly reports on Form 10-Q for the quarter ended March 31, 2006 for the reasons set forth below.

TDS and its audit committee concluded on November 9, 2005, that TDS would amend its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004 including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. TDS and its audit committee also concluded that TDS would amend its Quarterly Reports on Form 10-Q (“Form 10-Q”) for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith. TDS and U.S. Cellular also delayed the filing of their Forms 10-Q for the quarter ended September 30, 2005.

The restatements and Forms 10-Q for the quarter ended September 30, 2005 were filed with the Securities and Exchange Commission (“SEC”) on April 26, 2006. It was necessary for TDS and U.S. Cellular to complete and file the aforementioned restatements and their Forms 10-Q for the quarter ended September 30, 2005 before they could complete and file their Forms 10-K for the year ended December 31, 2005. Such Forms 10-K are expected to be filed with the SEC on or prior to May 31, 2006. It is necessary for TDS and U.S. Cellular to complete and file such Forms 10-K for the year ended December 31, 2005 before they can complete and file their Forms 10-Q for the quarter ended March 31, 2006. Such Forms 10-Q are due on May 10, 2006, but can be extended to May 15, 2006 by filing Form 12b-25 with the SEC on or prior to May 11, 2006. Although Forms 12b-25 are being filed by TDS and U.S. Cellular on or prior to May 11, 2006, TDS and U.S. Cellular do not expect that their Forms 10-Q for the quarter ended March 31, 2006 will be completed and filed by the extended due date of May 15, 2006. Accordingly, TDS and U.S. Cellular expect that their Forms 10-Q for the quarter ended March 31, 2006 will not be filed on a timely basis. TDS and U.S. Cellular expect to file such Forms 10-Q as soon as possible after their Forms 10-K for the year ended December 31, 2005 are filed.

The late filings of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006 have resulted, or will result, in non-compliance under certain debt indentures. Nevertheless, this non-compliance will not result in events of default unless and until written notice thereof is delivered TDS and/or U.S. Cellular by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if TDS and U.S. Cellular file any Forms 10-Q or Forms 10-K that have not been timely filed within 90 days of any such notice. As a result, TDS and U.S. Cellular believe that they will be able to make all filings in sufficient time to avoid any event of default maturing into a default under any indenture. Neither TDS nor U.S. Cellular has failed to make or expects to fail to make any scheduled payment of principal or interest under such indentures.

As previously disclosed, TDS and U.S. Cellular received a notice from the staff of the AMEX indicating that they were not in compliance with AMEX listing standards, due to the failure to file their Forms 10-K for the year ended December 31, 2005 on a timely basis. TDS and U.S. Cellular have not yet filed their Forms 10-K for the year ended December 31, 2005. The failure by TDS and U.S. Cellular to file their Forms 10-Q for the quarter ended March 31, 2006 on a timely basis will also result in non-compliance with the AMEX listing standards and TDS and U.S. Cellular expect to receive separate notices of non-compliance with respect to such late filings. However, as previously disclosed, the AMEX granted TDS and U.S. Cellular an extension until June 30, 2006 to regain compliance with AMEX listing standards. TDS and U.S. Cellular will regain compliance with the AMEX listing standards when they have filed with the SEC Forms 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarter ended March 31, 2006 on or prior to June 30, 2006.

Management has not completed its evaluation of internal control over financial reporting as of December 31, 2005 and March 31, 2006 or completed its 2005 annual or March 31, 2006 quarterly consolidated financial statements. However, management expects to conclude that the material weaknesses that existed as of December 31, 2004 and the interim periods of 2005 and are described below will continue to exist as of December 31, 2005 and March 31, 2006. Therefore, as management completes its evaluation of internal control over financial reporting and its 2005 annual and first quarter 2006 consolidated financial statements, additional control deficiencies may be identified and those control deficiencies may represent one or more additional material weaknesses.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2004 and the interim periods of 2005:

1.                 TDS did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of its operations and transactions. This control deficiency contributed to the material weaknesses discussed in items 2 and 3 below and the restatement of TDS’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

2.                 TDS did not maintain effective controls over its accounting for certain vendor contracts. Specifically, effective controls were not designed and in place to ensure that certain vendor contracts were raised to the appropriate level of accounting personnel or that accounting personnel reached the appropriate conclusions in order to accurately and timely record the effects of the contracts in conformity with generally accepted accounting principles. This control deficiency primarily affected network operations expense, selling, general and administrative expense, accounts payable, other deferred charges and accrued liabilities. This control deficiency resulted in the restatement of TDS’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

3.                 TDS did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, TDS did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of TDS’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements which have not been issued. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to TDS’s interim or annual consolidated financial statements that would not be prevented or detected.

Prior to the identification of the material weaknesses described above, TDS had begun the following processes to enhance its internal control over financial reporting:

•     Focus on Fundamentals

•                    This program, initiated in the second quarter 2004, was a self-assessment of TDS’s policies and processes surrounding reporting and financial analysis, internal controls, and implementation of new accounting pronouncements.

•     Controller Review Committee

•                    The Controller Review Committee was formed in the fourth quarter of 2004 and consists of TDS’s Corporate Controller and Assistant Corporate Controller, U.S. Cellular’s Controller and TDS Telecom’s Chief Financial Officer. The Committee meets regularly to discuss accounting treatment for current, unusual or nonrecurring matters. In addition, the Committee engaged external consultants to provide technical accounting training related to current accounting developments on a quarterly basis.

•     Enhancements and additions to technical accounting personnel

•                    TDS — a Vice President and Assistant Corporate Controller was hired in the second quarter of 2005; a Manager, Accounting and Reporting was added in the second quarter of 2005 and a Manager, External Reporting was added in the third quarter of 2005.

•                    U.S. Cellular — a Vice President and Controller was hired in the second quarter of 2005 and was designated as U.S. Cellular’s principal accounting officer in the third quarter of 2005; a Director, Operations Accounting was hired in the second quarter of 2005 and a Manager, Accounting Policy was added in the first quarter of 2005.

TDS believes the above changes have improved its internal control over financial reporting.

Management is currently addressing each of the material weaknesses in internal control over financial reporting and is committed to remediating them as expeditiously as possible. Management will devote significant time and resources to the remediation effort. Management’s remediation plans include the following:

•                    Review of Existing Internal Control Over Financial Reporting — TDS has engaged external consultants to assist in reviewing its existing internal control over financial reporting with the intent of improving the design and operating effectiveness of controls and processes. In addition, management has currently enhanced controls related to restatement items.

•                    Training — Management has engaged external consultants to assist TDS in developing and implementing a training program specific to the needs of accounting personnel.

•                    Recruiting — TDS is actively recruiting the necessary personnel to improve its internal control processes and enhance the overall level of expertise.

•                    Finance Leadership Team — In late 2005, the Finance Leadership Team, consisting of key finance leaders from each of TDS’s business units and Corporate headquarters, formed a Financial Infrastructure Committee. The Committee is planning for longer-term improvements in key business processes and support systems with an emphasis on preventive controls versus detective controls, and system-based controls versus manual controls.

•                    Income Tax Accounting — TDS has engaged external tax advisors to assist in enhancing controls with respect to monitoring the difference between the income tax basis and financial reporting basis of assets and liabilities and reconciling the difference to the deferred income tax asset and liability balances. The scope of this project encompasses controls over income taxes on a TDS enterprise-wide basis, including U.S. Cellular. In addition, TDS is in the process of implementing a tax provisioning software which TDS believes will enhance its internal controls related to income taxes on a TDS enterprise-wide basis.

•                    Accounting for Contracts — TDS has enhanced controls related to monitoring, review and communication of contract activity. These controls include additional monitoring procedures, enhanced review processes and increased communication.

TDS’s management and audit committee have discussed the matters in this Form 12b-25 with TDS’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to TDS’s Form 8-K dated May 10, 2006 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly periods ended March 31, 2006 and March 31, 2005, as restated, and explanation of any material anticipated changes between such periods:

	Three months ended March 31
($ in millions)	2005 As Restated	2006 Preliminary Range of Amounts
Operating Revenues	$935.8	$1,050 to 1,070
Operating Income	$78.8	$100 to 120

The increase in operating revenues is related primarily to an increase in the number of wireless customers served. The increase in operating income is primarily due to higher operating revenues, improved margin on equipment sales and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

On May 10, 2006, TDS and U.S. Cellular updated guidance for the year ended December 31, 2006. There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2006 guidance as of May 10, 2006 is as follows:
Net Retail Customer Additions	390,000 — 450,000
Service Revenues	approximately $3.2 billion
Operating Income	$230 - $290 million (1)
Depreciation, Amortization & Accretion	$585 million
Capital Expenditures	$580 - $610 million

TDS Telecom ILEC operations 2006 guidance as of May 10, 2006 is as follows:
Operating Revenues	$660 - $675 million
Operating Income	$145 - $160 million (1)
Depreciation and Amortization	$135 million
Capital Expenditures	$105 — 125 million (2)

TDS Telecom CLEC operations 2006 guidance as of May 10, 2006 is as follows:
Operating Revenues	$230 - $240 million
Operating Income	$(10) - $(5) million (1)
Depreciation and Amortization	$25 million
Capital Expenditures	$15 - $25 million

(1)             Reflects estimated stock-based compensation expense for U.S. Cellular and TDS Telecom (ILEC and CLEC combined) of approximately $20 million and $10 million, respectively. The total anticipated stock-based compensation expense for the consolidated TDS enterprise is expected to be approximately $40 million, all of which is non-cash. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), is effective for TDS and U.S. Cellular in the first quarter of 2006. The companies will complete their analysis of the impact of SFAS 123(R) prior to the filing of their Forms 10-Q for the quarter ended March 31, 2006.

(2)             Includes approximately $90 million to support ongoing operations and approximately $25 million for strategic initiatives.

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes”, “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include the following:

•                  Increases in the level of competition in the markets in which TDS operates, or wireless for wireline substitution, could adversely affect TDS’s revenues or increase its costs to compete.

•                  Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect TDS’s revenues and increase its costs to compete.

•                  Consolidation of long distance carriers could result in TDS having to pay more for long distance services which could increase TDS’s cost of doing business.

•                  Advances or changes in telecommunications technology, such as Voice Over Internet Protocol, could render certain technologies used by TDS obsolete, could reduce TDS’s revenues or could increase TDS’s cost of doing business.

•                  Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability, local number portability and E-911 service, could adversely affect TDS’s financial condition, results of operations or ability to do business.

•                  Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service and eligible telecommunications carrier funding and potential changes in the amounts or methods of intercarrier compensation, could have an adverse effect on TDS’s financial condition, results of operations or cash flows.

•                  Changes in TDS’s enterprise value, changes in the supply or demand of the market for wireless licenses or telephone companies, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS’s license costs, goodwill and/or physical assets.

•                  Early redemptions of debt or repurchases of debt, issuance of debt, changes in forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2004 for the quarterly period ended September 30, 2005 to be different from the amounts presented.

•                  Changes in accounting standards or TDS’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates could have an adverse effect on TDS’s financial condition or results of operations.

•                  Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS’s financial condition, results of operations or ability to do business.

•                  Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on TDS’s financial condition or results of operations.

•                  Changes in prices, the number of customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs, customers choosing local number portability, roaming rates, access minutes of use, the mix of products and services offered or other business factors could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in roaming partners’ rates for voice and data services and the lack of standards and roaming agreements for wireless data products could place U.S. Cellular’s service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories, and could have an adverse effect on TDS’s business, financial condition or results of operations

•                  Changes in access to content for data or video services and in access to new handsets being developed by vendors could have an adverse effect on TDS’s financial condition or results of operations.

•                  Changes in agreements with carriers, including video carriers, that TDS depends upon to provide packages or a wide range of services could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on TDS’s operations.

•                  Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                  Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

•                  Changes in income tax rates, tax laws, regulations or rulings, or federal and state tax assessments could have an adverse effect on TDS’s financial condition or results of operations.

•                  War, conflicts, hostilities, terrorist attacks and/or natural disasters could have an adverse effect on TDS’s businesses.

•                  Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, including difficulties by telecommunications companies, could have an adverse effect on TDS’s businesses.

•                  Changes in facts or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on TDS’s financial condition or results of operations.

•                  A material weakness in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on TDS’s business, results of operations and financial condition.

•                  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS’s wireless business operations, TDS’s financial condition or results of operations.

•                  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from TDS’s forward estimates included in this report by a material amount.

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.